1933 ACT FILE NO.  333-68735
                                                     1940 ACT FILE NO. 811-09155

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM N-2

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933                   /X/

                           PRE-EFFECTIVE AMENDMENT NO.                     / /

                        POST-EFFECTIVE AMENDMENT NO. 1                     /X/
                                     AND/OR
                        REGISTRATION STATEMENT UNDER THE
                        INVESTMENT COMPANY ACT OF 1940                     /X/

                                AMENDMENT NO. 2                            /X/
                        (CHECK APPROPRIATE BOX OR BOXES)

                  Eaton Vance New Jersey Municipal Income Trust
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                 24 Federal Street, Boston, Massachusetts 02110
               (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

                                 (617) 482-8260
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                                 ALAN R. DYNNER
                 24 FEDERAL STREET, BOSTON, MASSACHUSETTS 02110
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)
                                  -------------
                                    COPY TO:

    MARK P. GOSHKO, ESQ.                           THOMAS A. HALE, ESQ.
    KIRKPATRICK & LOCKHART LLP                     SKADDEN, ARPS, SLATE, MEAGHER
    ONE INTERNATIONAL PLACE                          & FLOM LLP (ILLINOIS)
    BOSTON, MASSACHUSETTS 02110                    333 WACKER DRIVE
                                                   CHICAGO, ILLINOIS 60606

     Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

/X/ This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement for the same offering is 333-68735.

     If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. / /



                 CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933
-----------------------------------------------------------------------------------------------------
                                                        PROPOSED      PROPOSED MAXIMUM
                                          AMOUNT         MAXIMUM         AGGREGATE       AMOUNT OF
         TITLE OF SECURITIES              BEING      OFFERING PRICE       OFFERING      REGISTRATION
          BEING REGISTERED             REGISTERED(2)   PER UNIT(1)      PRICE(1)(2)      FEE(1)(2)
-----------------------------------------------------------------------------------------------------
Common Shares of Beneficial Interest    4,485,000        $15.00         $67,275,000       $18,703*
-----------------------------------------------------------------------------------------------------
*$18,348 has been previously paid.
(1) Estimated solely for the purpose of calculating the registration fee.
(2) Includes 585,000 shares which may be offered by the Underwriters  pursuant to an option to cover over-allotments.



                  EATON VANCE NEW JERSEY MUNICIPAL INCOME TRUST

                              CROSS REFERENCE SHEET
                           ITEMS REQUIRED BY FORM N-2
                           --------------------------

PART A
ITEM NO.              ITEM CAPTION                                        PROSPECTUS CAPTION
--------              ------------                                        ------------------
  1................   Outside Front Cover                          Front Cover Page
  2................   Inside Front and Outside Back Cover Page     Front  and Back Cover Page
  3................   Fee Table and Synopsis                       Prospectus Summary; Trust Expenses
  4................   Financial Highlights                         Not Applicable
  5................   Plan of Distribution                         Front Cover Page; Prospectus Summary;
                                                                     Underwriting;  Dividend Reinvestment
                                                                     Plan
  6................   Selling Shareholders                         Not Applicable
  7................   Use of Proceeds                              Use of Proceeds; Investment Objective,
                                                                     Policies and Risks
  8................   General Description of the Registrant        Management of the Trust; Investment
                                                                     Objective, Policies and Risks; Description
                                                                     of Capital Structure
  9................   Management                                   Management of the Trust; Shareholder Servicing
                                                                     Agent, Custodian and Transfer Agent
10.................   Capital Stock, Long-Term Debt,               Distributions and Taxes; Dividend
                      and Other Securities                           Reinvestment Plan; Description of Capital
                                                                     Structure
11.................   Defaults and Arrears on Senior               Not Applicable
                      Securities
12.................   Legal Proceedings                            Not Applicable
13.................   Table of Contents of the                     Table of Contents of the
                      Statement of Additional                        Statement of Additional
                      Information                                    Information

PART B                                                                  STATEMENT OF
ITEM NO.              ITEM CAPTION                            ADDITIONAL INFORMATION CAPTION
--------              ------------                            ------------------------------

14.................   Cover Page                                   Cover Page
15.................   Table of Contents                            Table of Contents
16.................   General Information and History              Not Applicable
17.................   Investment Objective and                     Additional Investment Information and
                        Policies                                     Restrictions
18.................   Management                                   Trustees and Officers;
                                                                     Investment Advisory and
                                                                     Other Services
19.................   Control Persons and Principal                Other Information
                        Holders of Securities
20.................   Investment Advisory and Other                Investment Advisory and Other
                        Services                                     Services
21.................   Brokerage Allocation and Other               Portfolio Trading
                        Practices
22.................   Tax Status                                   Taxes
23.................   Financial Statements                         Financial Statements

NOTE: This Registration Statement is being filed by the Eaton Vance New Jersey Municipal Income Trust (the "Registrant") pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended. The Registrant hereby incorporates by reference into this Registration Statement the contents of the Registrant's Registration Statement on Form N-2 and all amendments thereto (File No. 333-68735) declared effective on January 26, 1999 by the Securities and Exchange commission (the "Commission") including each of the documents filed by the Registrant with the Commission therein.

                  EATON VANCE NEW JERSEY MUNICIPAL INCOME TRUST

                                     PART C

                                OTHER INFORMATION




                                     NOTICE


A copy of the Agreement and Declaration of Trust of Eaton Vance New Jersey Municipal Income Trust is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Registrant by an officer of the Registrant as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually, but are binding only upon the assets and property of the Registrant.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and Commonwealth of Massachusetts, on the 27th day of January, 1999.

                                    EATON VANCE NEW JERSEY MUNICIPAL
                                      INCOME TRUST

                                    By: Thomas J. Fetter*
                                       ---------------------------
                                        Thomas J. Fetter, President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

     SIGNATURE                           TITLE                        DATE
     ---------                           -----                        ----

                              President (Chief Executive
Thomas J. Fetter*                      Officer)                 January 27, 1999
-----------------------
Thomas J. Fetter
                              Treasurer (Principal
James L. O'Connor*            Financial and Accounting          January 27, 1999
-----------------------       Officer)
James L. O'Connor

Jessica M. Bibliowicz*        Trustee                           January 27, 1999
-----------------------
Jessica M. Bibliowicz

Donald R. Dwight*             Trustee                           January 27, 1999
-----------------------
Donald R. Dwight

James B. Hawkes*              Trustee                           January 27, 1999
-----------------------
James B. Hawkes

Samuel L. Hayes, III*         Trustee                           January 27, 1999
-----------------------
Samuel L. Hayes, III

Norton H. Reamer*             Trustee                           January 27, 1999
Norton H. Reamer

Lynn A. Stout*                Trustee                           January 27, 1999
-----------------------
Lynn A. Stout

Jack L. Treynor*              Trustee                           January 27, 1999
-----------------------
Jack L. Treynor

*By: /s/ Alan S. Dynner
    ------------------
     Alan R. Dynner (AS ATTORNEY-IN-FACT)

                                  EXHIBIT INDEX

EXHIBITS           DESCRIPTION
--------           -----------


(l) Opinion and consent of Kirkpatrick & Lockhart LLP as to the Registrant's Common Shares filed herewith.